

March 24, 2014

Via E-mail
Mr. Jonathan Lim,
Chief Executive Officer
East Shore Distributors, Inc.
8335 Sunset Blvd., Suite #238
West Hollywood, CA 90069

> **Re:** **East Shore Distributors, Inc.**
> **Form PRE 14C**
> **Filed March 14, 2014**
> **File No. 001-35757**

Dear Mr. Lim:

We have reviewed your filing and we have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

1. We note you are seeking to increase your authorized common stock from 100,000,000 shares to 500,000,000 shares. Please revise to provide the information required by Item 11 of Schedule 14A. For instance, it is unclear why you are proposing the increased authorization and what effect it will have on existing security holders. In addition, please clearly state whether the company has any current plans for issuance of the additional shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Erin Wilson at (202) 551-6047 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director